UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35634

SEAL 123, INC.

(Exact name of registrant as specified in its charter)

26972 Burbank

Foothill Ranch, CA 92610

(949) 699-3900

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.10 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, Seal123, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 31, 2015	By:	/s/ Bill Langsdorf
	Name:	Bill Langsdorf
	Title:	President and Chief Executive Officer

*	Pursuant to the First Amended Joint Plan of Liquidation of Seal123, Inc. and Subsidiary Debtors and Their Official Committee of Unsecured Creditors (the “Plan”) of Seal123, Inc. (the “Company”) and certain of its affiliates, which was filed pursuant to Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), and which, pursuant to Chapter 11 of the Bankruptcy Code, was confirmed by an order, entered October 30, 2015 by the United States Bankruptcy Court for the District of Delaware, all previously issued Common Stock of the Company was discharged, cancelled, released and extinguished as of the December 31, 2015 effective date of the Plan.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.